Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Clorox’s ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended		Year Ended June 30,
(In millions, except ratios)	03/31/2018	03/31/2017	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes	$748	$738	$1,033	$983	$921	$884	$852
Deductions:
Earnings of equity investees	(12)	(18)	(21)	(17)	(17)	(15)	(15)
Additions:
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income from equity investees	11	13	20	13	14	12	12

Subtotal	747	733	1,032	979	918	881	849

Interest expense	61	66	88	88	100	103	122
Estimated portion of rental expense attributable to interest	22	20	28	26	25	23	23

Total fixed charges	83	86	116	114	125	126	145
Earnings available to cover fixed charges	$830	$819	$1,148	$1,093	$1,043	$1,007	$994

Ratio of earnings to fixed charges	10x	10x	10x	10x	8x	8x	7x